Exhibit 12.1
SLM CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Years Ended December 31,					Three Months Ended March 31,
'	2011	2012	2013	2014	2015	2015	2016
Income before income tax expense	$87,848	$341,869	$416,527	$333,752	$439,064	$79,421	$104,790
Add: Fixed charges	107,896	84,709	91,182	98,404	132,048	31,286	40,475

Total earnings	$195,744	$426,578	$507,709	$432,156	$571,112	$110,707	$145,265

Interest expense	$105,385	$82,912	$89,085	$95,815	$128,619	$30,402	$39,592
Rental expense, net of income	2,511	1,797	2,097	2,589	3,429	884	883

Total fixed charges	107,896	84,709	$91,182	98,404	132,048	31,286	40,475

Preferred stock dividends	—	—	—	12,933	19,595	4,823	5,139
Total fixed charges and preferred stock dividends	$107,896	$84,709	$91,182	$111,337	$151,643	$36,109	$45,614
Ratio of earnings to fixed charges(1)	1.81	5.04	5.57	4.39	4.33	3.54	3.59

Ratio of earnings to fixed charges and preferred stock dividends(1)	1.81	5.04	5.57	3.88	3.77	3.07	3.18

(1)
For purposes of computing these ratios, earnings represent income (loss) before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.